Exhibit 8.1

Subsidiaries	Place of Incorporation	Percentage of Ownership
Opal USA Inc.	US	100%
SolarJuice USA Inc.	US	100%
1215542 B.C. LTD.	Canada	100%
Knight AG Holding Co., Ltd. (Cayman)	Cayman	100%
Knight Holding Corporation	US	100%
Knight AG Sourcing Inc.	US	100%
CBD and Hemp Group Co.,Ltd.	US	100%
Jollyfarming Inc.	US	100%
Solar Juice Holding Pte. Ltd	Singapore	100%
Solar Juice (SG) Pte. Ltd	Singapore	100%
Solar Juice (MY) SDN. BHD	Malaysia	100%
Sinsin Renewable Investment Limited (Malta)	Malta	100%
Astraios Energy SA	Greece	100%
Jasper PV Makedonia SA	Greece	100%
Photovoltaica Parka Veroia 1 Malta Limited	Malta	100%
Photovoltaica Parka Veroia I AE	Greece	100%
Veltimo Ltd(Cyprus)	Cyprus	100%
Orion Energy SA	Greece	100%
SPI HELLAS	Greece	100%
Thelmico Limited	Cyprus	100%